UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36322

LUMENIS LTD.
 (Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 3, 2015, a special general meeting of shareholders of Lumenis Ltd., or Lumenis, approved each of the proposals brought before the shareholders of Lumenis at the meeting, including the merger proposal pursuant to which, by way of statutory merger, Lumenis will become a wholly- owned subsidiary of an Israeli company that is, indirectly, wholly- owned by XIO Fund I LP, as described in the Proxy Statement dated July 9, 2015 annexed as Exhibit 99.1 to Lumenis’ Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on July 9, 2015.

A copy of the press release announcing the results of the meeting is attached to this report as Exhibit 99.1.

The information set forth in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Lumenis’ Registration Statements on Form S-8, Registration Nos. 333-148460, 333-189077, 333-196448, and 333-196449, and is to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibit is furnished together with this Report of Foreign Private Issuer on Form 6-K:

Exhibit No.	Exhibit Title

99.1	Press release entitled “Lumenis Announces Results of Special General Meeting of Shareholders” dated August 3, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD. (registrant)

Date: August 3, 2015	By:	/s/ Ido Warshavski Name: Ido Warshavski Title: VP, General Counsel & Corporate Secretary